UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Neptune Wellness Solutions Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

64079L204

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	64079L204	Page 2 of 6 Pages
1		NAME OF REPORTING PERSON CCUR Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,113(1)
	6	SHARED VOTING POWER 9,138(2)
	7	SOLE DISPOSITIVE POWER 12,113(1)
	8	SHARED DISPOSITIVE POWER 9,138(2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,251(3)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%(1)(2)(3)(4)
12		TYPE OF REPORTING PERSON
CO

11

(1)	Represents 12,113 common shares (the “CCUR Shares”), no par value per share (“Common Shares”), of Neptune Wellness Solutions Inc. (the “Issuer”) held by CCUR Holdings, Inc. (“CCUR”), which are represented by warrants to purchase a total of 12,113 Common Shares at an exercise price of $0.53 per share at any time from January 12, 2023 until January 12, 2028.
(2)	Represents 9,138 Common Shares (the “Symbolic Shares”) held by Symbolic Logic, Inc. (“Symbolic” along with CCUR, collectively, the “Reporting Persons), which are represented by warrants to purchase a total of 9,138 Common Shares at an exercise price of $0.53 per share at any time from January 12, 2023 until January 12, 2028. Symbolic is controlled by CCUR.
(3)	Represents (i) the CCUR Shares plus (ii) the Symbolic Shares.
(4)	The percentage reported in this Amendment No. 1 to Schedule 13G (this “Amendment”) are based upon the deemed to be outstanding shares of Common Shares pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3(d)(1)”), which includes (i) 4,532,038 Common Shares issued and outstanding as of November 13, 2023 as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (“Form 10-Q”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2023 plus (ii) the CCUR Shares plus (iii) the Symbolic Shares, although the CCUR Shares and the Symbolic Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides CCUR (and Symbolic as it relates to the Symbolic Shares).

CUSIP No.	64079L204	Page 3 of 6 Pages
1		NAME OF REPORTING PERSON Symbolic Logic, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □ (b) □
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,138(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,138(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,138(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%(1)(2)
12		TYPE OF REPORTING PERSON
CO

(1)	The amount represents the Symbolic Shares.
(2)	The percentage reported in this Amendment are based upon the deemed to be outstanding shares of Common Shares pursuant to Rule 13d-3(d)(1), which includes (i) 4,532,038 shares of Common Shares issued and outstanding as of November 13, 2023 as reported by the Issuer on its 10-Q filed with the SEC on November 14, 2023 plus (ii) the Symbolic Shares, although the Symbolic Shares are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person besides CCUR.

Item 1(a).	Name of Issuer

Neptune Wellness Solutions Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

545 Promendae du Centropolis

Suite100

Laval, Quebec

Canada H7T 0A3

Item 2(a).	Name of Person(s) Filing

(a)    CCUR Holdings, Inc.

(b)    Symbolic Logic, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence

(a)    3800 N Lamar Blvd

Suite 200

Austin, Texas 78756

(b)    3800 N Lamar Blvd

Suite 200

Austin, Texas 78756

Item 2(c).	Citizenship

(a)       Delaware

(b)       Delaware

Item 2(d).	Title of Class of Securities

Common shares, no par value

Item 2(e).	CUSIP Number

64079L204

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page, including the related footnotes, for each Reporting Person and is incorporated herein by reference for such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

CCUR HOLDINGS, INC.

By:	/s/ Igor Volshteyn
Name:	Igor Volshteyn
Title:	CEO

SYMBOLIC LOGIC, INC.

By:	/s/ Igor Volshteyn
Name:	Igor Volshteyn
Title:	CEO